oerlikon

06018941

82-34643

Media release

Rule 12g3-2(b) File No. ~~82-5190~~

RECEIVED

2006 DEC -1 P 12:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Unaxis Holding

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, November 28, 2006 – According to information provided on November 27, 2006, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, said company held a total of 6.228 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 12 207 registered shares (0.086%)
- 743 670 Call Options (5.258%)
- 125 000 Short Put Options (0.884%)

SUPPL

Group members are:

- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank AG, Singapore Branch
  DBS Building Tower Two
  8 Shenton Way 15-08
  Singapore, 068809
- DWS Investment (Spain) S.G.I.I.C, S.A.
  Paeso de la Castellana 18
  28046 Madrid, Spain
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody, Jersey
  St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB, Great Britain
- Deutsche Asset Management Inc.
  345 Park Avenue
  New York, NY 10154, USA

PROCESSED

DEC 11 2006

THOMSON FINANCIAL

12/5

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.